UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Sevcon, Inc.

(Name of Issuer)

Common Stock $0.10 Par Value Per Share

(Title of Class of Securities)

81783K108

(CUSIP Number)

Matthew C. Dallett
Locke Lord LLP
111 Huntington Avenue

Boston, MA 02199
(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81783K108

1.	Names of Reporting Persons.

Marvin G. Schorr

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America
	7.	Sole Voting Power

		0
NUMBER OF
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9.	Sole Dispositive Power
PERSON
WITH		0

	10.	Shared Dispositive Power

		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0
14.	Type of Reporting Person (See Instructions)

IN

Introductory Note

This Schedule 13D/A amends the Schedule 13D originally filed by the reporting person on July 11, 1988, as amended to date. Except as supplemented by Item 5, there is no change to this Schedule 13D as previously amended.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

As a result of the completion of the merger agreement by and among the Issuer, BorgWarner Inc. and Slade Merger Sub Inc., the Reporting Person no longer has beneficial ownership of any of the Issuer’s shares. Accordingly, the Reporting Person ceased to be beneficial owner of 5% or more of the Issuer’s securities on September 27, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	September 29, 2017

By:	/s/ Marvin G. Schorr
Name:	Marvin G. Schorr